SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                                  FBO Air, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                     30246 H
                        --------------------------------
                                 (CUSIP Number)

                                Robert W. Berend
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 8 Pages

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                                                                     Page 2 of 8

1.    NAME OF REPORTING PERSON

      William B. Wachtel

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) { }
                                                                         (b) { }

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         { }

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES              7.    SOLE VOTING POWER

                                    2,739,445 shares

BENEFICIALLY OWNED BY EACH    8.    SHARED VOTING POWER

                                    0 shares

REPORTING PERSON WITH         9.    SOLE DISPOSITIVE POWER

                                    3,795,301 shares

REPORTING PERSON WITH         10.   SHARED DISPOSITIVE POWER

                                    0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,795,301 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  { }

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.0%

14.   TYPE OF REPORTING PERSON

      IN

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                                                                     Page 3 of 8

Item 1.     Security and Issuer

            This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Person. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 1 to the Schedule 13D is filed by the Reporting Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D on April 14, 2005.

Item 5.      Interest in Securities of the Issuer

            (a) Based on information provided to the Reporting Person by the Issuer, as of March 31, 2005, there were 10,194,393 shares of the Common Stock issued or outstanding as of the date hereof. The Reporting Person beneficially owns an aggregate of 3,795,301 shares of the Common Stock or approximately 30.0% of the outstanding shares of the Common Stock. The holdings referenced herein include 1,400,000 shares of the Common Stock issuable upon the conversion of 42 shares of the Issuer's Series A Convertible Preferred Stock, $0.001 par value (the "Convertible Preferred Stock"); 208,336 shares issuable upon the exercise of a warrant expiring March 30, 2010 (the "Co-Investor Warrant"); and 847,520 shares issuable if the Reporting Person converts a promissory note dated January 26, 2005 (the "Note"). For additional information relating to the Note, see Item 6 to this Schedule 13D.

            (b) The Reporting Person has the sole power to vote or direct the disposition of 2,739,445 shares of the Common Stock, and has the sole power to direct the disposition of all 3,795,301 shares. There is no voting right with respect to the Co-Investor Warrant, which is currently exercisable, until exercised and no voting power with respect to the shares issuable upon conversion of the Note until converted.

            (c) On March 31, 2005, the Reporting Person acquired the 42 shares of the Convertible Preferred Stock and the Co-Investor Warrant for an aggregate purchase price of $416,667 as part of the Co-Investment phase of a private placement by the Issuer pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. In the Co-Investment phase, the Issuer offered units (the "Co-Investment Units") at $100,000 per Co-Investment Unit, each Co-Investment Unit consisting of (i) ten shares of the Convertible Preferred Stock and (ii) a Co-Investor Warrant to purchase 50,000 shares of the Common Stock.

                  On April 8, 2005, the Reporting Person acquired for an aggregate purchase price of $133,332, an aggregate of 1,339,445 shares of the Common Stock from the holders of the Company's 8% Convertible Notes due April 15, 2009 (the "Convertible Notes") in the aggregate principal amount of $400,000 which they converted on March 31, 2005 into an aggregate of 4,018,375 shares of the Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except as described elsewhere in this Schedule 13D and in this Item 6, the Reporting Person has no contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

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                                                                     Page 4 of 8

            Jeffrey M. Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc., as the Makers, executed the Note in the principal amount of $100,000 and due July 26, 2005 (the "Maturity Date") to the order of Euro American Investment Corp., a Delaware corporation (the "Holder"). The Reporting Person is the sole stockholder, director and officer of the Holder. The Holder, in lieu of being paid in cash, may at any time through the Maturity Date, convert the principal amount of the Note into 847,520 shares of the Common Stock held by the Makers (an aggregate of 3,118,625 shares). If the Holder converts less than the entire principal amount of the Note, which it may do from time to time through the Maturity Date, the number of shares it will receive will be the product of the principal amount converted and 8.4752. A copy of the Note is filed as Exhibit A to this Schedule and is incorporated herein by this reference.

Item 7.     Material to be Filed as Exhibits

            Exhibit A   Promissory Note dated January 26, 2005 from Jeffrey M.
                        Trenk, York Capital Group, LLC, Ruth Trenk and Rogo
                        Letter, Inc. to the order of Euro American Investment
                        Corp.


                                   Signatures

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 19, 2005


                                           ----------------------
                                           William B. Wachtel
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                                                                     Page 5 of 8

                                                                       EXHIBIT A

                                 PROMISSORY NOTE

$100,000

      Date: January 26, 2005

      FOR VALUE RECEIVED, the undersigned, Jeffery Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc. (the "Makers"), hereby jointly and severally promise to pay to the order of Euro American Investment Corp. (the "Holder"), at the Holder's offices located at 110 East 59th Street, New York, New York 10022 (or at such other place as the Holder of this Note designates in writing to the Makers), in lawful money of the United States of America, the principal sum of One Hundred Thousand ($100,000) Dollars, plus all accrued and unpaid interest thereon as provided below, on July 26, 2005 (the "Maturity Date"). The outstanding principal balance of this Note shall bear simple interest from the date hereof until repaid in full, at the rate of six and one half (6.50%) percent per annum. Interest shall be payable monthly in arrears commencing on February 26, 2005.

1.    Prepayment.

            The unpaid principal amount of this Note may be prepaid at any time in whole, or in part, by the Makers without penalty. Any such prepayment shall first be applied to accrued interest and then to principal.

2.    Default.

      (a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

            (i) the Makers fail to pay when due any payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note.; or

            (ii) there is entered any order, judgment or decree by a court of competent jurisdiction for relief in respect of any of the Makers, under any applicable federal or state bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or other similar law, whether now or hereafter in effect, or appointing a receiver, assignee or trustee of all or a substantial part of any of the Makers' property, assets or revenues and that order, judgment or decree shall have continued unstayed, unbonded and in effect for a period of 30 days; or

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                                                                     Page 6 of 8

            (iii) the filing by any of the Makers of a petition seeking relief under Title 11 of the United States Code, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or other similar law, or the consent by any of the Makers to the institution of proceedings thereunder or to the filing of any such petition or to the appointment or taking of possession by a receiver, liquidator, assignee, trustee or custodian of any substantial part of the properties, assets or revenues of any of the Makers or the making by any of the Makers of a general assignment for the benefit of its creditors.

      The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

      (b)   Consequences of Event of Default.

            (i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two (2) percentage point(s) to the extent permitted by law.

            (ii) If an Event of Default has occurred, the aggregate principal amount of the Note (together with all accrued interest thereof and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Makers shall immediately pay to the Holder all amounts due and payable with respect to the Note.

            (iii) The Holder shall also have any other rights which the Holder may have been afforded under any contract or agreement at any time and any other rights which the Holder may have pursuant to applicable law.

3.    Waiver.

      The Makers hereby waive diligence, presentment, protest and demand and notice of protest and demand, dishonor, nonpayment of this Note, and any statutory or other right of redemption, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security of this Note, all without in any way affecting the liability of the Makers hereunder.

4.    Collection.

      The Makers shall pay to the Holder, upon demand, all reasonable out of pocket expenses (including, without limitation, reasonable fees and disbursements of counsel) incurred by the Holder in connection with the collection of any amounts due under this Note.

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                                                                     Page 7 of 8

5.    Miscellaneous.

      (a) No amendment, modification or waiver of any provision of this Note shall be effective unless the same shall be in writing and signed by the Makers and the Holder. The provisions of this Note shall be binding upon the successors and assigns of the Makers.

      (b) This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE STATE AND FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK. THE MAKERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE AND THE MAKERS ACKNOWLEDGE AND AGREE THAT THEY HAVE RECEIVED FULL AND FAIR CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT TO THE HOLDER FOR ACCEPTING THIS NOTE.

      (c) This Note shall be paid without claim of set-off or deduction of any nature or for any cause whatsoever.

      (d) No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or privilege under this Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege under this Note preclude any other or further exercise thereof or the exercise of any right, power or privilege. The remedies herein provided are cumulative and not exclusive of any and all other remedies provided by law.

      (e) The Makers own in the aggregate 3,118,625 shares of the common stock of FBO Air, Inc. ("FBO") At any time and from time to time from the date hereof through the Maturity Date, the Holder may, in its sole discretion, convert any or all of the then-unpaid principal on this Note ("Conversion Amount") into such number of shares of the common stock of FBO Air, Inc. owned by the Makers (the "Conversion Securities") equal to the Conversion Amount multiplied by 8.4752 (the "Conversion Price"). The Conversion Price will be adjusted in the event of any stock split or stock combination of the shares of common stock of FBO. The Makers shall give Holder written notice (a "Payment Notice") of any payment or prepayment of the principal amount of this Note within ten (10) days of the making of any such payment. Lender shall be permitted to convert any or all of this Note in accordance with the terms hereof (i) at any time and from time to time, (ii) prior to the making of any payment set forth in a Payment Notice or
(iii) during a period of ten (10) days after the making of any payment of principal of this Note provided that the converted payment is returned to the Makers. Lender may convert this Note into Conversion Securities by the surrender of this Note (properly endorsed) to Jeffery Trenk at 215 East 68th Street, Apartment 31F, New York, New York 10021. Upon any partial exercise of this Note, there shall be executed by the Makers and issued to the Holder a new Note in respect of such outstanding amounts of principal hereunder as to which Lender shall not have converted into Conversion Securities. In the event of the conversion of all or a portion of this Note, a certificate or certificates for the Conversion Securities so converted, as applicable, shall be delivered to the

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                                                                     Page 8 of 8

Holder duly endorsed in blank for transfer immediately after the receipt by Makers of this Note and Holder's written request for conversion. Makers agree that, prior to the payment in full of this Note, they will at all times own, and will keep available, solely for transfer or delivery upon the exercise of this Note, a sufficient number of Conversion Securities to be transferable by the Makers upon the conversion of this Note. This Note and any of the rights granted hereunder are freely transferable by the Holder, in its sole discretion.


                                            -----------------------

                                            JEFFERY TRENK


                                            -----------------------

                                            RUTH TRENK


                                         YORK CAPITAL GROUP, LLC



                                         By:
                                            -----------------------

                                         Name:

                                         Title:



                                         ROGO LETTER , INC.



                                         By:
                                            -----------------------

                                         Name:

                                         Title: